

December 5, 2013

Via E-mail
Jackie D. Springer, Jr.
Chief Executive Officer
Malibu Boats, Inc.
5075 Kimberly Way
Loudon, TN 37774

> **Re:** **Malibu Boats, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted November 8, 2013**
> **CIK No. 0001590976**

Dear Mr. Springer:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Prior to printing and distribution of the preliminary prospectus, please provide us with mock-ups of any pages that include any pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by

Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3. We note market data discussed in the document from NMMA, SSI, Port Import Export Reporting Service and IBISWorld. If the market research was commissioned by you, please provide a consent as an exhibit for each of the above referenced entities.

4. Please define industry specific terms used throughout your filing, such as sterndrive boats, jet boats, outboard boats, picklefork bow design, surf gate, power wedge, tower manufacturing, and other terms as appropriate. Consider whether inclusion of a glossary of such terms would be appropriate.

Prospectus Summary, page 1

Our Company, page 1

5. We note your disclosure in the first paragraph that you are "the leading North American designer, manufacturer and marketer of performance sport boats." We also note that you appear to have a leading market share position in the United States by sales in the performance sport boats category. Market share position, however, does not necessarily mean you are "the leading… designer, manufacturer and marketer of performance sport boats." Please provide us with objective substantiation for this statement. To the extent this statement represents your belief, please revise accordingly and state the basis for this belief.

6. We note your disclosure in the first paragraph that you believe that "the performance, quality, value and multi-purpose features of [your] boats position [you] to continue to increase [your] market share in the growing recreational boating market." Please revise to add balancing language that there is no guarantee that market share growth will be achieved in the future.

7. In a few places in the summary, we note you refer to your boats as versatile, innovative and of superior performance. These appear to us to be subjective terms. Please either revise to state these as your beliefs or substantiate to us these claims. Similarly, revise the Business section on page 62.

8. We note your disclosure in the third paragraph that you have achieved "industry-leading profit margins." Please provide us with objective substantiation for this statement or, alternatively, please delete.

9. Please refer to the first paragraph on page 2. We note your disclosure that you have "experienced significant growth in net sales and profitability over the last several years." Please revise this paragraph to disclose comparable measures for all years and the interim

period included in your audited and unaudited interim financial statements included in this registration statement so that investors can assess what you consider to be significant growth and profitability.

10. Please refer to the first paragraph on page 2. We note your disclosure that your net income for the three months ended September 30, 2013 increased 710.5% in comparison to the three months ended September 30, 2012. We note that the large increase appears largely due to deferred management fees paid to Malibu Boats Investor, LLC in 2012. Please revise to balance this disclosure with an explanation for the large variance between periods which does not appear to be due to your underlying operating results but rather due to the existence or absence of management payments to your existing investors or their affiliates.

Our Strengths, page 2

#1 Market Share Position in Performance Sport Boat Category, page 2

11. Please revise the table to include comparable data for 2009, 2010 and 2011.

Performance Sport Boat Category Taking Share, page 2

12. Please generally discuss the economy's overall improvement as a potential factor in the overall industry's performance to balance the disclosure.

Poised to Take Advantage of the Performance Sport Boat Market Recovery, page 2

13. We note your disclosure that you "believe [you] are in the early stages of a recovery that presents significant opportunity for growth." Please revise to add balancing language that there is no guarantee that the performance sport boats market will continue to recover as anticipated and that historical levels of sales will ever be achieved in the future.

Industry-leading Product Design, page 3

14. Please remove the reference that your boats operate better and are more versatile than your competitors or substantiate the claim. Similarly, revise at page 69 under "Innovative Features," as to your statement that your features differentiate you from the competition.

Compelling Margins and Cash Flow, page 4

15. Please take out the reference to your belief regarding higher profit margins than your peers.

Highly Experienced Management Team with Proven Track Record, page 4

16. Please delete the phrase "proven track record" from the section heading since it suggests that past achievements might guarantee future achievements.

Our Structure, page 6

17. Please revise this section to discuss the voting agreement that you intend to enter into with Black Canyon Capital LLC. In this regard, we note that Black Canyon Capital LLC will have certain rights to designate members of your board of directors post-offering so long as Black Canyon Capital LLC, its affiliates and certain members of your management maintain certain ownership percentages of your Class A Common Stock and Class B Common Stock. Please also revise to disclose the relevant parties' ownership percentages post-offering and discuss any other governance arrangements in sufficient detail so that investors can clearly understand the corporate governance and control of the company going forward.

18. Refer to the chart on page 9. Please revise to clearly disclose the percentage of economic interest of the existing owners and Malibu Boats, Inc., respectively, in Malibu Boats Holdings, LLC.

19. Refer to the chart on page 9. We note your disclosure that the existing owners will have economic rights only "subject to certain limited approval rights." Please revise this section or, alternatively, add a new section in an appropriate place to discuss such limited approval rights.

The Offering, page 12

Voting rights, page 13

20. Please revise this section to briefly discuss the voting agreement that you intend to enter into with Black Canyon Capital LLC.

Summary Historical Consolidated Financial Data, page 14

21. Please include historical and pro forma earnings per unit/share, as appropriate, in your table of consolidated financial data here and on page 46, with reference to the basis for the pro forma amounts.

Use of Proceeds, page 34

22. We note your disclosure in the second paragraph that you intend to use a portion of the net proceeds to pay down amounts owed on your credit facility. Please revise to quantify the amount intended to be used for such purpose.

23. Please revise the third paragraph to disclose the purchase price per LLC Unit. To the extent the purchase price differs from the initial public offering price of your Class A Common Stock, please revise to disclose the principle followed in determining the purchase price per LLC Unit.

Unaudited Pro Forma Consolidated Financial Information, page 40

24. Please clarify for us that the pro forma adjustments in regard to the statements of income will reflect the effect of the new term loan facility entered into on July 16, 2013, after giving effect to the application of the proceeds from the offering, as appropriate.

25. Please advise if the termination of the management agreement will be reflected in the pro forma statements of income. Also, it appears that the onetime fee of $3.75 million to be paid to terminate this agreement should be prominently disclosed as a material nonrecurring item that is reflected in the pro forma balance sheet but excluded from the pro forma statements of income.

26. Please disclose how you determined the pro forma effective income tax rate of 34.2%. Also, reconcile this rate to the disclosure on page 52 of an estimated rate ranging between 34.5% and 35.5%.

Management's Discussion and Analysis, page 48

Overview, page 48

27. Please disclose what constituted your "new approach to dealer inventory management" discussed on page 49, that you say was in order to better align dealer inventory levels with retail trends, what this approach consists of, and how you account for this approach.

Factors Affecting Our Results of Operations, page 49

Dealer Network, Dealer Financing and Incentives, page 50

28. Please explain to us and disclose how you facilitate floor plan financing programs that permit your dealers to establish lines of credit with third-party lenders to purchase inventory, as disclosed on page 51.

Results of Operations, page 53

29. Please quantify each factor cited, including pricing and volume effects on revenue, as a cause for a variance between comparable periods here and in regard to cash flows of operating activities so that investors may understand the relative magnitude of each.

Comparison of three month Ended September 30, 201, page 54

Operating Expenses, page 54

30. Please explain in greater detail the facts and circumstances that lead to the $2.1 million deferred management fee paid to Malibu Boat Investor, LLC in the 2012 period and your accounting for the transaction.

31. In connection with the above comment, we note your disclosure at the bottom of pages 2, 49, and 62 where you state that you have experienced significant growth in profitability, with net income increasing 710.5% for the three months ended September 30, 2013 compared to the same period in 2012. Please clarify that a portion of the growth in net income appears to be due to the deferred management fee expense recorded in the prior comparable period.

Liquidity and Capital Resources, page 56

32. In view of the risk factor disclosed on page 25 in regard to your status as a holding company with no independent operations or assets and that you are dependent on distributions from your subsidiaries as your source of cash flow, please revise to disclose the nature and terms of any restrictions imposed on your ability to obtain cash from your subsidiaries by dividend or loan under debt or other agreements. In connection with this, please refer to Rule 4-08(e), 5.04(c) Schedule I and Rule 12-04 of Regulation S-X and include required disclosures and schedules, as appropriate.

Comparison of the three months ended September 30, 2013, page 57

33. We note your disclosure that the increase in cash provided by operating activities was primarily attributable to the increase in net income attributable to higher volumes and higher profit margins. Please expand your discussion to disclose the material factors that impact the comparability of operating cash flows in terms of cash and quantify each factor indicated so that investors may understand the magnitude of each. Your discussion should focus on factors that directly affect cash, and not merely refer to net income, which is recorded on an accrual basis. Make conforming changes to the discussion of cash flow from operating activities for the fiscal year ended June 30, 2013 compared to the fiscal year ended 2012 as appropriate. Additionally for the comparison between fiscal 2013 and fiscal 2012, please expand upon how your investment in working capital, including the increase in current liabilities, directly affects your operating cash. Refer to Section IV.B.1 of "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance.

Contractual Obligations and Commitments, page 59

34. Because the purpose of the contractual obligations and commitments table is to clearly show your future cash requirements, we believe that you should include scheduled interest payments in the table given the materiality of your interest. If certain interest rates are unknown, you may use judgment in determining an appropriate methodology to estimate the interest payments, e.g., apply the currently applicable interest rate to calculate the value of future payments (and disclose the methodology utilized.)

Seasonality, page 59

35. Please revise to disclose dealer incentives typically offered to encourage dealers to purchase your products throughout the year and the timing when they are offered.

Business, page 62

Our Market Opportunity, page 63

Improving Macroeconomic Environment Driving Increased Consumer Demand, page 63

36. We note your disclosure that "IBIS World projects that total U.S. powerboat manufacturer sales will grow at a CAGR of 6.5% from 2012 and 2017." Please revise to add balancing language that there is no guarantee that the projected compound annual growth rates to which you cite will be achieved in the future. Similarly, revise at page 49, under "Economic Environment and Consumer Demand."

Our Products and Brands, page 68

37. We note your disclosure in the Malibu Wakesetter bullet that the "Wakesetter 23 LSV model is the best-selling boat in the history of the performance sport boat category." Please provide us with objective substantiation for this statement or, alternative, please delete. In this regard, we note that the supplemental material provided does not appear to support this statement.

Our Dealer Network, page 70

International, page 71

38. Please tell us and disclose in greater detail the facts and circumstance concerning your reliance on a relationship with an independent representative that is responsible for dealer arrangements in Europe, the Middle East, and South Africa. In your response, tell us your accounting for that relationship.

Dealer Management, page 72

39. We note your disclosure that your dealers that take delivery of current model year boats in the offseason, typically July through April, are entitled to have you pay the interest to floor the boat until the earlier of (1) the sale of the unit or (2) a date near the end of the current model year. You say that the program is an additional incentive to encourage dealers to order in the offseason and helps you balance your seasonal production. In this regard, please tell us when you recognize revenue for sales under your free flooring plan. If revenue is recognized immediately upon shipment of the boats to dealers, explain how all of the criteria for revenue recognition are met. Refer to SAB Topic 13 and ASC 605 for guidance.

Management, page 86

40. We note that Black Canyon Capital LLC pursuant to a voting agreement will have certain rights to designate members of your board of directors post-offering so long as Black Canyon Capital LLC, its affiliates and certain members of your management maintain certain ownership percentages of your Class A Common Stock and Class B Common Stock. To the extent applicable, please revise this section to identify each director who has been nominated pursuant to such rights.

Management, page 86

Director Independence, page 88

41. With respect to each director, please revise to provide the information required by Item 407(a) of Regulation S-K.

Summary Compensation Table, page 91

42. Please revise to provide a narrative to the summary compensation table. Refer to Item 402(o) of Regulation S-K. In this regard, we note you have entered into employment agreements with Messrs. Springer, Wilson and Anderson. Please revise to disclose the material terms of each such agreement. Refer to Item 402(o)(1) of Regulation S-K. Please also file copies of the agreements as material contracts. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K. Additionally, please revise to discuss the material terms of the non-equity incentive plan awards made to your named executive officers in the last completed fiscal year including a general description of the formula or criteria applied in determining the amounts payable and, if applicable, the vesting schedule. Refer to Item 402(o)(5) of Regulation S-K.

43. We note certain eligible employees were granted 387 restricted and unvested Class M Units in June of 2012. Please advise whether any named executive officers received such Class M Units. To the extent applicable, please revise this table to disclose such grants.

Outstanding Equity Awards at Fiscal Year-End, page 91

44. Please advise whether the named executive officers' Class M Units were fully vested at the end of the last completed fiscal year. To the extent any such Class M Units were not fully vested, please revise to provide the table required by Item 402(p) of Regulation S-K.

Exchange Agreement, page 94

45. Please clarify if there is a timeframe or time limit under the exchange agreement during which the existing owners of the LLC may exchange their LLC Units for Class A Common Stock.

Principal and Selling Stockholders, page 99

46. We note that different Black Canyon Capital LLC and Horizon Holdings, LLC entities will own shares of your Class A Common Stock and LLC Units. Please revise each table to list each entity individually.

47. Refer to footnote 4. Please revise to identify the natural persons who comprise the investment committee of BC GP. Please also revise to disclose the natural person or persons who have voting or investment power with respect to the securities held by Loudon Partners, LLC.

48. Please refer to footnotes 7 and 8. We note that Messrs. Hooks and Lanigan have disclaimed beneficial ownership of the securities owned by the entities affiliated with Black Canyon Capital LLC except to the extent of their pecuniary interest therein. Please note that for the purposes of Exchange Rule 13d-3(a), beneficial ownership is not determined based on pecuniary interest. Please revise each footnote accordingly or tell us why such a disclaimer is appropriate.

Description of Capital Stock, page 103

Other Rights, page 103

49. We note your disclosure that "[a]ll outstanding shares are and all shares offered by this prospectus will be, when sold, validly issued, fully paid and nonassessable." This is a legal conclusion that must be opined upon by legal counsel. Either attribute the statement to legal counsel or delete it.

Underwriting, page 114

50. Please revise to state that the selling stockholders "may be deemed" underwriters.

Consolidated Balance Sheets, page F-3

51. Since a change in capitalization is contemplated in connection with the offering, we believe you should include a pro forma balance sheet giving effect to the change in capitalization (but that excludes the effects of the offering) alongside the latest historical balance sheet presented. Please advise and revise accordingly.

Consolidated Statements of Income, page F-4

52. Since the registrant will be an entity subject to income tax, and adjustments to the pro forma statements of income include more than adjustments for taxes, we believe you should include pro forma tax and per unit/share data on the face of the historical statements of income for the latest fiscal and interim periods presented. Please advise and revise accordingly.

Notes to Consolidated Financial Statements, page F-7

Note 1: Nature of Business and Summary of Significant Accounting Policies, page F-7

53. Refer to pages 48 and 72 where you discuss that you have an exclusive licensee in Australia. Please disclose here your accounting policy for recognizing revenue related to your Australia licensee. In addition, expand your critical accounting policies in MD&A for this licensee, as appropriate.

Concentration of Credit Risk, page F-8

54. We note your disclosure that sales are generally made on credit without collateral to dealers under sales agreements that you consider normal to your industry. Please reconcile this disclosure to your disclosure on page 73 and elsewhere in your filing where you state that sales are made through dealer floor plan financing programs with third-party floor plan financing providers wherein a dealer draws on the floor plan facility upon purchase of your boats and the lender pays the invoice price of the boats.

Revenue Recognition, page F-11

55. Please tell us and disclose in your filing if your dealers can return unsold boats to you, and if so, under what circumstances.

Rebates, Promotions, Floor Financing and Incentives, page F-11

56. Please tell us why you believe it is appropriate to record the free flooring financing in selling and marketing expense instead of as cost of sales or reduction of revenue.

57. Please disclose separately the liability for dealer rebate and the liability for flooring financing.

Note 7: Derivative Instruments, page F-20

58. Please disclose where the change in fair value of the swap was recorded.

Note 15: Segment Reporting, page F-27

59. You state that you have only one reportable segment. We note that you sell your boats under two brands, and that the range of prices for each brand materially differs and you realize higher margins from your premium Malibu brand compared to your entry-level Axis brand. You also disclose that you have both domestic and international markets, with the international markets covering various geographic regions. Please tell us, and revise to disclose, the factors used to identify your reportable segment, including the basis of organization (for example, whether management has chosen to organize the company around differences in products and services, geographic areas, or a combination of factors, and whether operating segments have been aggregated). Please refer to ASC 280-10-50-21. As part of your response, please also tell us how you identified your operating segments based on the criteria provided in ASC 280-10-50-1 through 50-9 and provide us with a list of these operating segments. To the extent you have more than one operating segment, please tell us how you considered the aggregation criteria in ASC 280-10-50-11 and the quantitative thresholds in ASC 280-10-50-12 in determining your reportable segments. Please be detailed in your response.

Exhibit 10.2

60. Please refile to include a complete copy of the agreement which includes all exhibits, attachments, schedules, annexes and appendixes. In this regard, we note that the filed version does not include all referenced schedules, namely Schedule 1 and 2 to Exhibit A.

Exhibit 10.7

61. Please refile to include a complete copy of the agreement which includes all exhibits, attachments, schedules, annexes and appendixes. In this regard, we note that the filed version does not include all referenced exhibits, namely Exhibit G.

Exhibit 10.8

62. Please refile to ensure that the submitted version is legible. In this regard, we note that Exhibit B is not legible.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

       Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

       You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3210 with any other questions.

                    Sincerely,

                    /s/ Susan Block

                    Susan Block
                    Attorney-Advisor

cc: Via E-mail
       J. Chase Cole, Esq.
       Waller Lansden Dortch & Davis, LLP